

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Via E-mail
Mr. William Delahunte
CEO, President, Secretary/Treasurer, Director
Cascade Springs Ltd.
2351 N. Bannavitch Street
Pahrump, NV 89060

>   **Re: Cascade Springs Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 12, 2011**
>   **File No. 333-174872**

Dear Mr. Delahunte:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, all references to prior comments refer to our letter dated July 11, 2011.

Form S-1

General

1.   We note that in response to prior comment 2, you disclose that the business plan was developed by Mr. Delahunte and Mr. Robert Sawatsky. While Mr. Sawatsky was not previously referred to in this registration statement, we note that on page 37 of this amendment you further disclose that you have entered into a consulting agreement with Mr. Sawatsky and filed such agreement as exhibit 10.1. Please disclose in your registration statement Mr. Sawatsky's involvement in setting up the corporation and preparing the registration statement. Disclose Mr. Sawatsky's qualifications, and what services he will be providing under the consulting agreement in return for his equity compensation.

2.   We note your response to prior comment 3. Please include this information in your prospectus.

3.   We note your responses to prior comments 5, in which you qualify that such information is only "to the best of your knowledge." However, as the individuals involved should know their own experiences, we re-issue prior comments 5. Please confirm, without qualification, your response, or tell us why you are not able to.

4.   We note your responses to prior comment 6, in which you qualify that such information is only "to the best of your knowledge." However, as the individuals involved should know their own experiences, we re-issue prior comments 6. Please confirm, without qualification, your response, or tell us why you are not able to.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations for the Next Twelve Months, page 20

5.   We note your response to prior comment 16 and the revised disclosure. However, we-reissue prior comment 16 because the revised disclosure that you will incur salary expenses for Mr. Delahunte of $18,000 still does not match the disclosure on page 22 under employment agreements that you will pay him $1,000 per month if funds are available, or if not, to then accrue such $1,000.

Plan of Distribution, page 28

6.   We noted, in response to prior comment 22, you replaced references to "Empire" with the registrant's name, on current page 31. However, references to "Empire" continue to be made in the last two paragraphs of the opening segment of this section, now presented at the top of current page 30. Accordingly, please also revise these remaining inaccurate references.

Financial Statements, page 33

Note 1 – Basis of Presentation, page F-4

7.   Please remove the duplicated phrase, "and the rules of the United States of America" from the first sentence of the first paragraph of this note.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551- 3863, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       William B. Barnett, Esq.